Exhibit 99.1

QUEST SOFTWARE

Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

QUEST SOFTWARE

Moderator: Stephen Wideman

October 8, 2008

4:00 p.m. CT

Operator: And welcome to the Quest Software conference call. Today’s call is being recorded.

With us today are Vinny Smith, Executive Chairman, Scott Davidson, Senior Vice President and Chief Financial Officer, Doug Garn, President and Chief Executive Officer.

At this time, I’d like to turn the conference over to Stephen Wideman, Assistant Treasurer. Please go ahead.

Stephen Wideman: Good afternoon, everyone. First, let me take care of our Safe Harbor Statement. Some of the statements we make today may be considered forward-looking, including statements regarding our intent to commence a tender offer or other repurchase program including the availability of financing for the repurchase and other statements about our plans, prospects and strategies. These statements involve a number of risks and uncertainties that could cause actual results to differ materially.

Please also note that these forward-looking statements reflect our opinions only as of the date of this presentation and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Please refer to our SEC filings included in our annual report on Form 10-K for the year ended December 31st, 2007 and our first and second quarter 2007 reports on 10-Q as well as our press release issued earlier today for a more detailed description of the risk factors that may affect our results. Copies of these documents can be obtained from the SEC at sec.gov or by visiting the Investor Relations section of our Web site.

With that, I’ll turn it over to Vinny Smith.

Vinny Smith: Thanks, Steve. OK. So let me start with the transition portion between Doug and I and the format of the call is going to be I’m going to speak for a few minutes about Doug and I and the transition and then we’re going to go to Doug for a couple of minutes and then Scott. And then we imagine there’ll be some questions afterwards. So we’re prepared to answer questions.

So just a little backdrop here. I’ve been with the company for over a decade. I started with the company with about 25 employees and four million in revenue. So obviously over the last you know decade or more we’ve had some phenomenal growth. We have about 3,300 employees in the company and we’re estimated to do $720 million in sales this year, you know 180 or 190 million or 190 times the four million we had when I came in. That’s been exciting. It’s been fantastic. The employees, I couldn’t be more proud of what they’ve achieved and accomplished.

And over the last couple of years, Doug has been transitioning into becoming the primary operator of the business and that’s been a smooth transition and that Doug and I have been working together for 10 years. He started as our V.P. of Sales about 10 or 11 years ago. Then started adding more responsibility to Doug in the areas of marketing, and then our support, and then our R&D and HR.

So he’s become – gradually have been moving over the operations to Doug. And you guys don’t know Doug in that we have always protected our operators from being also responsible to

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

communicate with the shareholders. And that’s to protect both sides actually not just the operators but the shareholders as well and that they’re not (schooled) up in the (FD) and things like that.

But you don’t know Doug. But I can tell I mean I’ve had the opportunity years ago to work with guys like (Tom Siebel) and (Craig Conway) and (Marc Benioff) and even (Larry Ellison). You will not find a more impressive leader and that has been the basis for our partnership over the years is – he’s you know very analytical, incredible leadership skills. We see the world very similar from a service to the customers, service to the employee, good things will happen.

And so for me, this is just a very natural progression and I’m fired up – I’m fired up for Doug. I think he’s going to do great things for the company. And for me, I don’t plan to work a minute less than I do now in that I’m going to get the opportunity to focus on some areas of the business that I believe if we’re successful on those in two or three years it will be able to fuel continued growth and it will also help with the overall strategy of the company. But I wanted to let Doug have his dues and it was time for him to be the CEO because he’s been doing much of that responsibility.

And the board was extremely supportive of this transition. We started to talk about it with them and so that’s the reason why we’re making the transition. We’ve actually been contemplating it for several years, as good transitions for CEOs I think do take a long time and so this one is going on – has been going on for a long time and the employees are really receptive to Doug as a leader and our continued working together will be I think very strong for the company.

So with that, I want to turn the call over to Doug to introduce himself to you guys. And then we’ll go on to the tender with Scott. So, hey Doug, could you say a couple of words?

QUEST SOFTWARE

Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Doug Garn: Sure, Vin, no problem. First of all, I can honestly say I’m genuinely excited about the new role. It’s been, like Vinny said, something we’ve kind of throwing around for sometime and I think that the exciting part for both Vinny and I is that it really secures our relationship in ensuring that we have a chance to continue to lead and manage Quest for you know X number of future years which I think for both of us has been a goal for a long time. And we really are a very compatible duo and we both understand each other and enjoy the opportunity to work together. And so I just think this seals that and allows it to continue for as long as possible.

I certainly am looking forward to – none of you on the phone do I know, I don’t believe or if I do, hello. But I don’t know hardly any of you. And I do look forward to having the chance for you to get to know me and learn that I do have a pretty good sense of what’s going on in the business and I think I have a good way to help you you know hopefully over time learn more about Quest as well. But it’s a great company with a great culture and we’ve got just a lot of opportunity ahead of us and I’m just very fired up to be able to be a part of it, to work with Scott as well.

By the way, Scott, who some of you have gotten to know is just a class act. And he has been a breath of fresh air for all of us over the last year and continued to be that and so I’m very excited now with me assuming the role of working with Scott on a more regular basis, that will be a very fun transition for me as well. So it’s pretty cool. I am fired up and look forward to the downstream opportunity of working with all of you. So I don’t know what else you want me to say, Vin.

Vinny Smith: I think that’s perfect, Doug. We’re going to do a Q&A and we think there’s going to be a fair amount of activity there. So let’s save it for there. And then, hey Scott, could you give the overview of the tender and then we can go into Q&A?

Scott Davidson: Sure. So congrats, Doug. You know I have worked with you for a number of years already so I’m looking forward to it and I think these guys will – they’ll enjoy getting to know you. It will be – it will be a good experience for them I’m sure.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

On the tender, a couple of things I want to talk about here a little bit. We’ve been spending a great deal of time analyzing the capital structure and part of that is also in speaking to shareholders over the last couple of years. The culmination of the work has really led us down the path of leveraging the balance sheet, moving forward and having a stock buyback as part of that.

And so there’s several models out there to accomplish this but we feel that the utilization of a tender offer would allow us to be as fair as possible to the shareholders and the Dutch auction tender specifically would be the most efficient.

If we look at today’s closing price from a premium perspective, based on where the range is today in the disclosed document – the press release – it’s about a 23 percent to a 44 percent premium to today’s closed price. We plan to use a mix of either existing cash and are also pursuing financing in the form of debt to acquire the shares as we’re (going) to go to the upper end of the range which is $400 million.

Clearly, we all know that the credit markets are unstable at this point. So if we can’t successfully (raise) the debt on terms that we’re comfortable or acceptable to us, the intention is still to move forward with the buyback but the lower amount which is the roughly $135 million number instead of the 400.

So once again, you know once we get clarity on the debt situation, we’ll announce the amount of the repurchase and launch the tender offer, most likely right after the Q3 results that we put out today’s (date) which is actually going to be on October 30th.

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

So again Dutch auction tender, fairly straightforward in construct is what we see going forward. As part of that, we also disclosed that Vinny himself is going to offer up three million shares as part of the tender, which is about nine percent of his current beneficial ownership.

And that was all we have on this sort of prepared remarks. The only other thing that I’ll bring up is if you look at the range that we’re talking about – the buyback related to the total shares outstanding it’s you know anywhere from nine percent on the low end to 26 percent of the outstanding shares on the high end that we’re talking about in the form of the buyback.

So again you know we’ve had a lot of conversations with many shareholders over the last year especially and you know now we have an opportunity to sort of launch on that and move forward. So that was the announcement of the intent and that’s what we’re headed. And so now we can turn it over for Q&A.

Operator: Very good. And for the phone audience, it is by pressing star one. Just make sure your phone is off-mute. The queue is open, star one.

Our first question will come from Walter Pritchard with Cowen.

Walter Pritchard: Hi. Scott, just one question on the debt. I guess could you help us like understand what sort of terms you think you’re looking at today and how comfortable you are in terms of getting that type of financing and then just had one follow up on the management change.

Scott Davidson: Well, you know the terms – it depends upon you know not only what day but what time of day you’re looking at the terms you know we know that the markets are pretty volatile. You know the term debt market is clearly being affected by you know baseline of LIBOR, right, which has moved on a day-to-day basis. So I’d rather not go and provide specific terms yet because

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

we’re not that close. But obviously they would have to be terms that would ultimately still lead us to an accretive transaction. Otherwise it doesn’t make sense and we would go for the lower end.

We’re still going through the process. We’ve been speaking with a number of institutions. We’ve canvassed you know probably (upwards) of 12 to 15 institutions to come down with a core group we think and move forward. But again we’re not at the point right now where we can talk specifically on what those terms are. But in the document when we file it, there are pro forma requirements. And so as part of that pro forma requirements, once we lock down the rates and terms and so on and so forth, we’ll be able to talk about that.

Walter Pritchard: Great. And then just a question on the management changes, is there any – is there any involvement here as it relates to the stock option you know legal and I guess civil action that’s going on now with the SEC? And was that any bearing in the transition that you announced today?

Vinny Smith: This is Vinny. I’ll take a shot at it. That’s really nothing to do with it. The SEC is kind of transitioning – or just progressing the way you’d expect the government process to take. And so that – because of where we are on it – we’re pretty far along that really was (not the way) – it just didn’t have a bearing on the transition for me and Doug. It was just purely operating time frames and the responsibility that Doug has been accumulating and doing a fantastic job.

Walter Pritchard: Great. Thanks.

Operator: Our next question is from Tim Klasell with Thomas Weisel Partners.

Tim Klasell: Yes, good afternoon and congratulations, Doug. First, just sort of – a question on how low you will let cash go. If you don’t get financing, the cash balance will be 230, 250 something on that million on your balance sheet. How low are you comfortable letting that go?

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Scott Davidson: You know Tim, your math is probably fairly close. That’s an interesting question because when you think about the 220, 230 number a portion of that cash is outside of the United States and so it could be repatriated back. But if it is then you take a haircut on it because of the implication of the taxes paid on that. So you know I would say you know somewhat argue that you’d probably want to have at least (a) quarter’s of operating expense in your cash balances. And you can you know based on your model which I think is you know pretty close to everybody else.

You can kind of tell what our true cash expenses would be for a quarter so it’s going to be less than – it would be less than 230. So I guess maybe what you’re asking in a different way is would we need any incremental debt beyond that? Not at the present time, not for the foreseeable future.

Tim Klasell: And if I got – do the math correctly, you said that nine to 26 percent of the shares would be purchased back. And, Vinny, are you is that a fixed nine percent for you or will your portion also vary?

Vinny Smith: You know that’s a good question. We have not contemplated that because we’ve been fairly optimistic that we’re going to get the debt. I don’t know you know obviously I’d be taking too much of it. I would think if we were only to do the lower amount. So I would need to back down my shares. But we haven’t you know we haven’t had that conversation yet.

Tim Klasell: OK, very good. And then one follow up question here, it just sounds like on the board, Doug is joining the board. Are there any other changes to the board?

Vinny Smith: No, that’s correct. I mean we had one board member that was not successful on reelection at our last annual meeting. And Jerry Murdock was his name. And so we had one board vacancy. So Doug stepping onto the board could either be viewed as incremental or filling Jerry’s role.

QUEST SOFTWARE

Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Tim Klasell: OK, very good. Thanks a lot.

Operator: And our next question is from Aaron Schwartz with JP Morgan.

Aaron Schwartz: Good afternoon. Scott, if you weren’t able to get a debt it seems like (in the wording there) this potentially could go to a discretionary buyback and I’m just wondering if that is the case? Have you had any views on the timing that that could get done?

Scott Davidson: Well, any sort of buyback you know whether it be tender, discretionary or anywhere in between, you don’t want to launch it when you’re in the middle of a quiet period right, which is where we are today. So you know whether we get the debt or not, whether we do a full blown tender or not, it won’t be until we – until after we fire off the Q3 earnings on the 30th.

Aaron Schwartz: Yes, I understood. I guess I was just looking at would you try to get this done this year or would it – would it potentially flow to the first half of ’09 or something in that magnitude?

Scott Davidson: No, we’re trying to get it done this year absolutely.

Aaron Schwartz: OK. And then, Doug, congratulations on the – on the role. I just had a quick question for you. If we look historically at Quest over the last couple of years, it points it seems like the company objectives have been a little different than maybe the shareholder objectives. And I’m just wondering if you could provide some color on as you come in here if you have any – is there planned changes in the way the company is being operated either from an operational standpoint or potentially from a strategic standpoint that maybe would align the company objectives a little closer with maybe what the shareholders are demanding?

QUEST SOFTWARE

Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Doug Garn: Sure. I think – first of all, I think the changes in the roles and the relationship between Vinny and I is going to, one, allow Vinny to spend more time really looking more from a strategic perspective as to where we go as a company over the next three, five years, which is really one of Vinny’s real gifts – it’s being able to identify markets and understand how to play in those markets and allow us to gracefully enter those markets and then execute like crazy.

I see my role, one of the things we’ve become very focused on in particular over the last you know six to nine months is you know both focus on the top line growth of our business but also continuing to really drive towards margin growth as well. And I think that is an area that you guys want to see us continue to focus on and see us continue to manage to.

And Scott and I are – and Vinny are very committed to making sure that we help deliver those kind of results for you guys, for our shareholders and for our employees. So I think we’re consistent in those kind of things and I think we’ll help you guys get excited about some of the things we’re doing.

Scott Davidson: And Aaron, this is Scott. I mean I think Doug hasn’t had the benefit of having all the conversations that we’ve had or I’ve even had with a (lot of us here). And I think ultimately it comes down to three things when we talk about aligning shareholders and management on this. One is margins, which Doug talked about. The second one has been the stock buyback, which we’ve obviously just touched on and the third is access.

And you heard Vinny talk about a little bit before how we’re going to have Doug out and Doug will you know potentially provide you know another person, if you will. So I mean those are the three things that we’ve heard for years now so I don’t know that there’s any other components within that that are within our control these days.

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Aaron Schwartz: OK.

Vinny Smith: I can tell you – this is Vinny – that we have just released a bonus program that’s tied to cash generation over a certain level in pursuit of trying to get the top 15 percent of Quest employees to be in alignment from a competition point of view with the shareholders. And so that’s new for us. We’ve never done big distributions of equity or variable comp that way and that was just implemented or in process of being implemented right now.

Aaron Schwartz: OK. So that would be implemented this year. Is that something that would then kickoff into calendar of ’09?

Doug Garn: It will be implemented pretty much next week.

Vinny Smith: Yes, but it’s an ’08 plan and then an ’09 plan and so it was the intention, so it just continues.

Aaron Schwartz: OK. And what was the driving decision to implement that new comp structure?

Vinny Smith: That was me pushing for trying to help you know you’re talking about how to reach out to 300 or 400 people, 500 people even. They are the leaders, drivers of the company and so that they get a better feel for what’s important to shareholders. And it’s not just top line growth but it’s also cash generation. And then ultimately cash generation per share. And so that was me driving that bonus program which is material and it’s a replacement for many other programs we’ve had in the past.

Aaron Schwartz: Terrific. Well, congratulations, and thanks for taking my question.

Operator: And as a reminder, it is star one for question. We’ll next move to Derek Bingham with Goldman Sachs.

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Derek Bingham: Hi, gentlemen. Congratulations, Doug and Vinny on your next adventures. A question on the buyback, if the debt markets are the same as they are today on October 30th, should we assume the low end of that range?

Scott Davidson: That’s correct.

Derek Bingham: OK. And then you said you’d thought a lot about capital structure, what’s your view longer term you know when you’ve got more of a normal credit market you know where Quest ought to be in terms of capital structure?

Scott Davidson: Well, I think what you see these days is more software companies that have recurring revenue streams in the form of maintenance have stability and the cash flow to drive a higher capital structure that has more debt within it. Today, you know we’re financed a hundred percent from an equity perspective which from a cost of capital is probably the highest cost.

And so we think that we can leverage the balance sheet and the cash flow- generating capability that we’ve had over the last couple of years and expect to have going forward especially driven by recurring maintenance revenue to take on debt whether they be used for you know either stock buybacks or acquisitions or some combination thereof.

So you know we’ve talked about a lot of different things you know straight debt, revolvers. You know a lot of different constructs. You know even in the past you know the model at some point look better than it did today as things like the convert market. But we think given our characteristics you know sort of a straight debt capacity given the EBITDA numbers that we have generated and will generate should be a part of our capital base.

Aaron Schwartz: OK. Thank you very much.

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

Operator: Our next question is from Richard Sherman with MKM Partners.

Richard Sherman: Yes, my question is sort of about the margin and the potential for expansion and maybe directed at Doug and Scott. You know the company has been a serial acquirer which has sort of impacted margins to a certain degree. It has been a drag on margins. (A) Do we expect that to continue in the business strategy going forward and then after that what we think the margins potentially is for this – there’s a – is it back to sort of the 20 percent level that we saw you know a couple of years ago or is it or are we operating in a different environment. Those are my questions. Thank you.

Scott Davidson: Yes, I’ll take that one, Rich. I think at this point we’re going to punt on the discussion about forward margins and guidance and these kinds of things. You know what we have said is that this year we plan to have you know an operating margin that was an improvement over the last year. And I think when we’re ready to give guidance around you know the quarter and the margins and then obviously some time next year we’ll come back to that particular question.

You know Doug did mention and as have Vinny and I in the past that it’s clearly a core focus for us. And you know we did as you saw in Q2 take out about 150 people which will reduce the run rate on expenses, well hopefully you know help the margins. But at this point, rather than get into that you know talk about guidance I think we talk about that on the 30th.

Richard Sherman: OK. Thank you, Scott.

Operator: Our next question is from Phil Winslow with Credit Suisse.

Phil Winslow: Hi guys. I just wanted to discuss you know Vinny’s focus. You said it would be potentially like on new areas of entry as far as markets go but also just sort of new technologies. I’m

QUEST SOFTWARE

Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

Confirmation # 8734041

wondering if you can give us a sense if you were thinking more just organic development or on the acquisition side? And then just going forward, how do you expect to balance just the acquisition versus developed internally?

Vinny Smith: (I think that) – this is Vinny. I’ve been – what we’ve done is we’ve launched into some new markets in particular around identity management and then virtualization. And we’re weaving into the virtualization product family, our monitoring strategy. And so it’s a bit mixed in that we will buy some technology and some companies that have people who are talented in a particular area. But we’re not just having those companies stand with those skills but we’re weaving into that some of our core products.

And so our virtualization efforts, for instance, over the next two or three years are not going to be just products to manage ESX or Hyper-V but to take our existing products on how to manage Oracle or SQL or (Exchange or AD) and manage those environments better in a virtualized world.

So the net of this is there’s a fair amount of internal deployment and the stuff we’ve bought has allowed us to leap into new areas but then we’re weaving it back together. That’s the big opportunity for us as a company. And so I want to make sure we’re kind of jumping and down that – we’re going down that path in a very good clip. Because we can really differentiate ourselves as a vendor if we really understand how to manage these subsystems but then manage them even that much better in a virtualized or cloud-like environment.

And so, overall acquisitions will still be a part of it. We’ve looked at some bigger deals but we’ve not jumped at them. We continue to execute to buying smaller companies. We just did the acquisition of NetPro which we announced – which was in the AD management, solidifying our market position in that market.

Operator: Mr. Winslow, any follow up?

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

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Phil Winslow: Oh no, thank you.

Operator: Well, with that, there are no further questions. I’d like to turn the call then to Vinny Smith for any additional or closing comments.

Vinny Smith: We just were excited about getting this information over to you. Your know as shareholders and owners of the company with me, we’re very much trying to serve all of us as well as the employees and customers. And so we’ve heard from you and we’ve heard that you would like us to utilize our balance sheet and buy shares back.

We’ve evaluated many different options and we thought this was a shareholder-friendly position we could take. It’s different than (a go) private transaction where you would not get an opportunity to tender or not you would just be taken out. And so we opted to try to be – to offer options to the shareholders and to be aggressive and to make it significant. Because we know that there are people that have large positions that may need some liquidity. And so we are listening and we’re trying to serve what we hear.

I can tell you that Scott and I were also pushing the ranges up beyond normal – what would be normal premiums. And there’s been a lot of back and forth with some different people. But we thought that was appropriate to reach further for the shareholders on the premiums. And I’m speaking not as a seller now but as an executive of the company in that we were trying to do that for shareholders.

And so that’s where like I said we listen and we’ve been trying to be responsive. And it took a lot of work to get us this far – a long one just announcing this tender and we’re looking forward to completing it in a pretty short order. And so we want to get on with it.

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Moderator: Stephen Wideman

10-08-08/4:00 p.m. CT

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And it is difficult dealing with the banking situation but we’ve been working on it for awhile so I think we’ll get through it. And we’ll be able to execute well and serve the shareholders well.

So for me, that’s kind of the last point on the tender. And with regard to Doug I mean you guys do not know Doug but he has been a phenomenal part of this company and leader within the company. And we’ve also opened up a number of new positions – very senior positions – that we’re going to go out and do some recruiting.

So we’re interjecting new energy and new ideas into the company and at the same time we’re able to nurture talent and let it rise up and become the leadership team. So I’m very excited about that with Doug. And I’m also you know as excited as ever for doing – working in my areas of the company, and also supporting Doug in his job.

And with that, I’ll say have a good day, guys. And hope you found these (paths) or decisions we made to be shareholder-friendly. OK. Take care.

Doug Garn: Good bye.

END